Filed by IMS Health Holdings, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following information was made available to customers of IMS Health Holdings, Inc. (“IMS Health”) on IMS Health’s microsite, in connection with the proposed merger of equals of IMS Health and Quintiles Transnational Holdings Inc. (“Quintiles”).

Quintiles IMS Merger of Equals

CLIENT FAQs

Company Information & Strategic Rationale

1.	How does this proposed merger benefit me?

We will provide a powerful combination of healthcare information, technology and services solutions to bring greater value and efficiency to your operations. It enables us – as one company – to capitalize on the deep clinical expertise of Quintiles and information-powered technology services of IMS Health. The real benefit is bringing that all together for a complete and integrated view across the entire life sciences product lifecycle. For example, we will use expansive data from 90 markets and information regarding treatments and outcomes for 530 million anonymous patients to help you better design your trial. We will address fundamental shifts in demonstrating the value of medicines for clients. We will serve as an end-to-end commercial execution partner across technology services and sales operations. And, we’ll do all this while innovating on a global scale.

2.	Why are Quintiles and IMS Health merging?

This merger is about expanding the scope of our offerings and strengthening our relationship with customers by uniting complementary assets. Specifically, we will forge distinct capabilities in clinical development to help clients improve clinical trial design and efficiency. We’ll advance our Real-World Evidence capabilities, and bring to market comprehensive commercial solutions delivered on a global scale by 50,000 employees in 100+ markets. As we come together, we will be guided by a commitment to addressing your most pressing issues and enhancing performance.

3.	Why are you doing this now?

The timing is right. The business environment you face today is radically different than it was just a few years ago. Clients face increasing pressure to improve the productivity of their Research & Development activities. According to Tufts, the cost to develop an approved drug has increased 34% since 2010, and the clinical success rate from IND Filing to Approval is 11.3%. With the increasing complexity of clinical trial design driving smaller patient and physician pools, innovation in clinical trial execution is paramount. There is a growing need to demonstrate the value of medicines and measure outcomes, where an estimated $500 billion of global annual savings can be gained from more responsible use of medicines. And, clients are looking to run their commercial operations more efficiently – through technology-enabled insights and applications, and commercial execution outsourcing.

Working together, we’ll build a “Smarter CRO” powered by technology-enabled insights to improve clinical trial design, accelerate recruitment and boost efficiency in trial execution. We will deploy a differentiated set of Real-World Evidence solutions to help clients address critical healthcare issues around cost, value and patient outcomes. And, we’ll integrate and expand our commercial outsourcing capabilities to help clients execute better across technology, analytics and sales operations.

4.	Can you describe IMS Health’s business?

IMS Health is a leading provider of mission-critical information and technology-enabled services to the life sciences industry. Founded in 1954, IMS Health is the original “big data” company and the global gold standard in healthcare. With more than 85 percent coverage in global pharmaceutical sales, the company has more than 15 petabytes of unique data and captures a vast array of structured and unstructured data from 100,000+ suppliers worldwide. IMS Health has one of the largest IT infrastructures in healthcare globally, and processes more than 55 billion healthcare transactions annually. The company has a team of expert resources that include clinicians, epidemiologists, biostatisticians, data scientists, software developers and service experts to work with the data and clients to drive their performance. IMS Health has 15,000+ employees in more than 100 countries. To learn more, go to www.imshealth.com.

5.	Can you describe Quintiles’ business?

Quintiles is the world’s largest provider of biopharmaceutical development services and commercial outsourcing services. Founded 34 years ago, Quintiles has the world’s largest Contract Research Organization, or CRO, focused primarily on clinical development services from first-in-human trials to post-launch monitoring. Quintiles also provides a broad array of services to our biopharmaceutical clients, including commercial services, such as contract pharmaceutical sales forces. Healthcare business services for the broader healthcare sector include real-world and late-phase research, market access and consulting, as well as an emerging presence in the provider space. At the end of 2015 Quintiles had more than 36,000 employees providing services in approximately 100 countries. The company’s deep expertise is reflected by more than 1,100 medical doctors, 1,050 PhD’s or equivalent, and 850 biostatisticians and statistical programmers. To learn more, visit www.quintiles.com.

6.	What will be the name of the new company, and where will you be headquartered?

The merged company will be renamed Quintiles IMS Holdings, Inc. The combined company expects to maintain dual headquarters in Danbury, Connecticut and Research Triangle Park, North Carolina.

Transition and Integration

7.	When will the merger close?

We will begin work immediately to obtain the required regulatory and shareholder approvals, and expect the transaction to close in the second half of 2016.

8.	How will my service relationships change?

At this point there will be no change to your service relationships. After the merger is closed, we’ll have an expanded range of offerings. We will work with you to put in place the service team that best addresses your needs and strengthens our relationship.

9.	How will this affect the services I currently use?

We remain committed to supporting your existing services, and delivering the highest-quality solutions. Prior to the close of the merger, we will operate “business as usual,” selling our respective offerings just as we do today. Quintiles and IMS Health have highly complementary offerings. We don’t expect products and services from one company to replace any solutions from the other. Following the close, you will have access to a wider range of connected information, technology and services solutions.

10.	How will you bring together offerings from both organizations?

At this point we have not yet formalized integration planning. We’ll keep you informed of our plans and welcome your input and continued engagement on how we can continue to better serve you.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.